TH International Limited

2501 Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

VIA EDGAR

January 12, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Fetterolf and Lilyanna Peyser

Re:	TH International Limited Registration Statement on Form F-1 File No. 333-268449

Ladies and Gentlemen:

TH International Limited (the “Registrant”) filed the above-referenced registration statement on Form F-1 (the “Registration Statement”) on November 17, 2022. Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Registration Statement, together with exhibits, be withdrawn at your earliest convenience.

The Registration Statement was never declared effective. The Registrant no longer wishes to register the securities in the Registration Statement. The Registrant represents that no securities have been sold pursuant to the Registration Statement. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against any future filing fees.

If you have any questions about this withdrawal request, please contact Steve Lin at +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell).

Sincerely,

/s/ Yongchen Lu
By: Yongchen Lu
Title: Chief Executive Officer